Jenkens & Gilchrist                              Austin, Texas
             a professional corporation                          (512) 499-3800
                                                              Chicago, Illinois
                  1445 Ross Avenue                               (312) 425-3900
                     Suite 3200                                  Houston, Texas
                 Dallas, Texas 75202                             (713) 951-3300
                                                        Los Angeles, California
                   (214) 855-4500                                (310) 820-8800
            Facsimile (214) 855-4300                         New York, New York
                                                                 (212) 704-6000
                www.jenkens.com                            Pasadena, California
                                                                 (626) 578-7400
                                                             San Antonio, Texas
                                                                 (210) 246-5000
                                                               Washington, D.C.
                                                                 (202) 326-1500
                      August 19, 2005

U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

         Re:      Refocus Group,  Inc.
                  Schedule 13E-3 filed June 16, 2005 (File No.  005-78935)
                  Schedule 14A filed June 16, 2005 (File No. 333-55042) Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 filed April 6, 2005 (File No. 333-55042)

Ladies and Gentlemen:

     On behalf of Refocus Group, Inc., a Delaware corporation (the "Company"), we hereby file via EDGAR with the Securities and Exchange Commission (the "SEC") a complete copy of the Schedule 14A (Amendment No. 1) (the "Amended Consent Statement") and Schedule 13E-3 (Amendment No. 1) (the "Amended Schedule") of the Company.

     The Amended Consent Statement and the Amended Schedule incorporate changes responsive to the comments set forth in the SEC's letter to the Company dated July 15, 2005. For your convenience, we have repeated each comment prior to the response. All references to page numbers in the discussion below are to the pages in the Amended Consent Statement. Initially capitalized terms used without definition herein shall have the meanings set forth in the Amended Consent Statement.

     Schedule 13E-3/A

     General

1. Rule 13e-3 requires that each issuer and affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Medcare Investment Fund III, Ltd., which appears to be controlled by Medcare GP Corp, Inc., Thomas W. Lyles, Jr. and James R. Leninger, M.D., beneficially owns more than a majority of the subject

                              JENKENS & GILCHRIST
                           A Professional Corporation

U.S. Securities & Exchange Commission
August 19, 2005
Page 2


     Company's  voting   securities,   therefore  each  of  those  entities  and
     individuals   appear  to  be  an  affiliate   engaged  in  the  Rule  13e-3
     transaction, and would, therefore, be required to comply with the filing, disclosure and dissemination requirements of Rule 13e-3. See Rule 13e-3(a)(1) and Rule 13e-3(b)(2). Please provide us with your analysis as to why those individuals and entities would not be subject to those requirements or revise the filings as appropriate. In addition, please provide us with your analysis regarding whether any additional officers and directors of the company are affiliates engaged in the going private transaction.

     Please note that each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding paragraph of this comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which s/he relied in reaching such a conclusion. See Item 8 of
     Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

The Amended Schedule includes information with respect to Medcare Investment Fund III, Ltd., Medcare GP Corp, Inc., Thomas W. Lyles, Jr. and James R. Leininger, M.D. and includes them as signatories thereto. Correspondingly, the Amended Consent Statement contains revisions in various sections to include disclosure with respect to those items of Schedule 13E-3 that require information with respect to these filing persons. See the Amended Schedule for references to the sections of the Amended Consent Statement where this additional disclosure or these revisions have been made.

With respect to any other officers and directors being filing persons, the Company respectively submits that they are not filing persons for the following reasons. First, these officers and directors are not acting in any capacity other than as an officer or director of the Company, as the case may be. Second, the percentage ownership of each executive officer and director, as reflected on page 51 of the Amended Consent Statement, will not be materially affected after giving effect to the Reverse/Forward Stock Split. Third and finally, none of the officers and directors, as stockholders, will be treated any differently than the other stockholders of the Company in the Reverse/Forward Stock Split.

2. Instruction C to Schedule 13E-3 provides, among other things, that the disclosures required by Items 3, 5, 6, 10 and 11 of Schedule 13E-3 must be provided with respect to the executive officers and directors of each filing person, and each person controlling each filing person. To the extent applicable, please provide the information required by Items 3, 5,

                              JENKENS & GILCHRIST
                           A Professional Corporation

U.S. Securities & Exchange Commission
August 19, 2005
Page 3


     6, 10 and 11 for each person called for by Instruction C with respect to any filing person that you add to your Schedule 13E-3 in response to the prior comment.

In accordance with the revisions made to the Amended Schedule in response to Comment No. 1 above, additional disclosure has been added, and revisions made, in the Amended Consent Statement to include the information required by Items 3, 5, 6, 10 and 11 of Schedule 13E-3 with respect to the additional filing persons and those persons called for by Instruction C to Schedule 13E-3 with respect to the additional filing persons. See those items of the Amended Schedule for the specific places in the Amended Consent Statement where disclosure has been added or revised.

3. Please provide an analysis addressing whether the Rule 13e-3 transaction began when the Board entered into the Medcare transaction. See Rule 13e-3(a)(3). In that regard we note your disclosure on page 16 regarding management's discussions with Medcare.

The Reverse/Forward Stock Split and the Medcare transactions were two separate and distinct transactions considered and approved by the Board of Directors of the Company, neither of which was conditioned upon the other. Although Medcare and the Company had cursory discussions regarding the Company going private during its negotiations of the Medcare transaction, such discussions were only in the context of understanding the cost structure of the Company, including costs directly associated with the Company's public reporting obligations. There was no understanding or agreement that a going private transaction be effected with respect to the Company in connection with Medcare's investment, and the Medcare transaction was not entered into by the Company or Medcare for the purpose of taking, or as one of a series of transaction in order to take, the Company private.

The Board of Directors had been discussing taking the Company private since July 2004, four months prior to its initial discussions with Medcare in November 2004. The underlying reasons for considering whether to take the Company private at that time were primarily related to the Company's difficulty in obtaining financing because of its public status and the associated increasing costs. The terms of Medcare's investment did not include, and were not conditioned upon, taking the Company private. After the Company's introduction to Medcare, the Company focused solely on obtaining the investment from Medcare in order to have sufficient funds to continue its operations. In its preliminary investigations of taking the Company private prior to its introduction to Medcare, the Company recognized the costs savings and other factors that would benefit the Company as a private entity. In light of those benefits, approximately one month after the consummation of the Medcare transaction, the Board of Directors resumed its consideration of taking the Company private. In that regard, on April 7, 2005, the Board of Directors appointed the Strategic Initiatives Committee to review

                              JENKENS & GILCHRIST
                           A Professional Corporation

U.S. Securities & Exchange Commission
August 19, 2005
Page 4


the possibility of going private and the various ways to accomplish it. After the Board of Directors carefully considered the recommendation of the Strategic Initiatives Committee, it unanimously voted to move forward with a going private transaction as being in the best interests of all its stockholders, including unaffiliated stockholders. Therefore, it was only after the Medcare transaction was consummated and after the Board of Directors duly considered the recommendations of a subsequently appointed committee, that the Company approved a transaction to take the Company private.

For a more detailed description of the events transpiring up to the Medcare transaction and the approval of the Reverse/Forward Stock Split, see "The Reverse/Forward Stock Split - Background of the Reverse/Forward Stock Split" commencing on page 34 of the Amended Consent Solicitation Statement.

         Item 12.  The Solicitation or Recommendation, page 6

4. Please disclose how each executive officer, director or affiliate of the company currently intends to vote their securities, including any securities for which the person has proxy authority. Refer to Item 1012(e) of Regulation M-A.

Disclosure has been added to state that each of the Company's executive officers and directors and Medcare intend to vote in favor of the proposals. This disclosure appears in the Notice and in the section of the Amended Consent Statement titled "General Consent Information" on page 28. Such disclosure was contained in the materials previously filed with the SEC under the section titled "Proposal No. 1 - Reverse/Forward Stock Split - Consent Required for Approval." In complying with Comment No. 8 below, this disclosure now appears in the sections titled "Proposal No. 1 - Reverse Stock Split - Consent Required for Approval of Reverse Stock Split" and "Proposal No. 2 - Forward Stock Split - Consent Required for Approval of Forward Stock Split" on pages 31 and 33, respectively, of the Amended Consent Statement. The Company has no information as to how any other affiliate intends to vote.

Item 13.  Financial Statements, page 7

5.   Please  revise  to  include  the  summary  information   required  by  Item
     1010(c)(5) of Regulation M-A.

The Pro Forma Condensed Consolidated Balance Sheets in Annex C to the Amended Consent Statement have been revised to include net book value per share, the disclosure required by Item 1010(c)(5) of Regulation M-A. The net book value per share at June 30, 2005, also now appears in the section titled "Special Factors
- Other Factors" on page 18 of the Amended Consent Statement.

                              JENKENS & GILCHRIST
                           A Professional Corporation

U.s. Securities & Exchange Commission
August 19, 2005
Page 5


6. Please be sure to update the filings to incorporate by reference the financial information contained in the subject company's most recent annual or quarterly reports that it has filed under the Exchange Act prior to finalizing the Schedule 13E-3 and to further update the disclosure as appropriate.

The Company has updated, and undertakes to further update, the Amended Consent Statement and Amended Schedule to incorporate by reference the information contained in its most recent periodic reports filed with the Commission and update the disclosure contained the Amended Consent Statement and Amended Schedule, as appropriate. Specifically, the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005, has been added to the list of materials incorporated by reference into the Amended Consent Statement on page 55.

     Schedule 14A

     General

7. State the date by which consents are to be submitted if state law requires that such a date be specified or if the company intends to set a date. Refer to Item 1(a) of Schedule 14A.

Disclosure has been added to the Notice to state that the proposals will be approved when and if, prior to a date (the date will be filled in prior to mailing), the Company holds unrevoked consents of stockholders sufficient to approve and adopt the proposals. That date will be prior to the 60th day following the mailing of the Notice and Consent Solicitation Statement, which complies with Section 228 of the Delaware General Corporation Law. Similar disclosure previously appeared, and still appears, in the section titled "General Consent Information" on page 28 of the Amended Consent Statement.

8. Rule 14a-4(b)(1) requires you to separately break out on the proxy card each matter to be voted on. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (available on our web site at www.sec.gov). We believe the reverse and forward stock splits are separate matters that should be presented separately on the proxy card for shareholder vote. Please revise to allow shareholders to separately vote on the reverse and forward stock splits, or explain why, based on our telephone interpretation, separation is not required.

As requested, the Amended Consent Statement, including the consent card attached as Annex A thereto, has been revised throughout to separate the reverse and forward stock splits into two proposals in order to permit stockholders to vote separately on each of them. The Amended Consent Statement also contains additional disclosure that the forward stock split proposal will be withdrawn if the reverse stock split proposal is not approved by requisite number of votes.

                              JENKENS & GILCHRIST
                           A Professional Corporation

U.s. Securities & Exchange Commission
August 19, 2005
Page 6

     Summary Term Sheet, page i

9. Provide a brief statement indicating that stockholders will not have appraisal rights.

As requested, disclosure has been added on page i of the Amended Consent Statement to provide that stockholders will not be entitled to appraisal rights.

     Reverse/Forward Stock Split, page i

10. Please clarify in the last bullet point that upon the suspension of the company's filing obligations under the Exchange Act that the common stock will no longer be eligible for quotation on the OTC Bulletin Board.

As requested, the last bullet point in the section "Summary Term Sheet - Reverse/Forward Stock Split" on page ii of the Amended Consent Statement has been revised to clarify that Company common stock will not be eligible for quotation on the OTC Bulletin Board following the suspension of the Company's filing obligations under the Exchange Act.

     Purposes of, and Reasons for, the Reverse/Forward Stock Split, page ii

11. We note the disclosure that the reverse stock split will benefit the company based on a variety of factors, such as the reduction of costs. In this section, please briefly discuss the purpose the transaction serves for the company's unaffiliated stockholders holding more than 2,000 shares of common stock and as such will not fully participate in the going private transaction as a means of liquidity and who will own what will presumably be more illiquid securities.

The  section   "Summary   Term  Sheet  -  Purposes  of,  and  Reasons  for,  the
Reverse/Forward Stock Split" on page ii of the Amended Consent Statement has been revised to include additional disclosure stating the purpose that the transaction serves for the Company's unaffiliated stockholders who hold 2,000 or more shares of Company common stock.

     Special Factors, page 1

12. Please revise to ensure that you include a reasonably thorough discussion of the detriments of the reverse stock split. See Instruction 2 to Item 1013 of Regulation M-A. In the alternative, relocate the disclosure to that effect that appears on page 30 to this section. See Instruction E to
     Schedule 13e-3.

The disclosure previously appearing on page 30 has been relocated, as requested, to page 5 of the Amended Consent Statement.

                              JENKENS & GILCHRIST
                           A Professional Corporation

U.S. Securities & Exchange Commission
August 19, 2005
Page 7


13. To the extent practicable, please quantify the estimated costs associated with undertaking the alternative methods of going private discussed.

The Board of Directors and the Strategic Initiatives Committee did not develop cost estimates for any of the alternative transactions because they determined, as disclosed, that those transactions either had no certainty of sufficiently reducing the number of Company stockholders or had other features that could possibly add to the expenses and uncertainty of the transaction. Disclosure to this effect has been added in the section "Special Factors - Alternatives to the Reverse/Forward Stock Split" on page 12 of the Amended Consent Statement.

14. Expand your disclosure regarding the alternatives considered to discuss the other sources of financing/change of control transactions referenced on page 28 that were considered and why the going private transaction was deemed superior.

All of the transactions discussed in the section "The Reverse/Forward Stock Split - Background of the Reverse/Forward Stock Split," other than the Reverse/Forward Stock Split, were capital raising transactions. Prior to its introduction to Medcare, the Company considered a going private transaction only in conjunction with and as a means to attract investors who would not otherwise invest in a public company, since the Company was unsuccessful in obtaining financing as a public company during that period. The Company's attempt to raise funds to continue its operations with those transactions was not successful, other than a short-term convertible bridge loan, because of lack of interested parties. With respect to the Medcare transaction, see the response to Comment No. 3 above. Therefore, these transactions were never compared to a going private transaction, as they were intended solely for capital raising purposes.

15. Provide the disclosure required by Item 1013(d) for each filing person, including, but not limited to, each filing person's interest in the net earnings of the company in terms of both dollar amounts and percentages. See Instructions 3 to Item 13 of Regulation M-A.

The  disclosure  requested  has  been  added on page 11 of the  Amended  Consent
Statement   in  the   section   titled   "Special   Factors  -  Effects  of  the
Reverse/Forward Stock Split - Effects on Directors, Officers and Affiliates."

                              JENKENS & GILCHRIST
                           A Professional Corporation

U.S. Securities & Exchange Commission
August 19, 2005
Page 8


         Fairness of the Transaction, page 12

16. We remind you that each filing person must expressly indicate and discuss whether they believe the transaction is substantively and procedurally fair to unaffiliated shareholders. Refer to Item 8 of Schedule 13E-3 and Q&A No. 5 in Exchange Act Release No. 34-17719 (April 13, 1981).

The section titled "Special Factors - Fairness of the Transaction" commencing on page 13 of the Amended Consent Statement has been revised to include such disclosure with respect to each filing person.

17. We note your statement on pages iii and 17 that the Board and the Strategic Initiatives Committee each adopted the analyses and conclusions contained in the financial opinion. In this section, please note the extent to which any filing person is relying on Hill Schwartz's analysis to satisfy any of the Item 1014 requirements. Refer to Item 1014(b) of Regulation M-A and Questions & Answers Nos. 5 and 21 in Exchange Release No. 34-17719 (April 13, 1981). Furthermore, please note that a filing person cannot insulate itself from liability by relying upon another's analyses which do not comply with the specific disclosure requirements of Schedule 13E-3.
     Finally, we note that the opinion is limited to fairness toward unaffiliated holders being cashed out, and does not address fairness towards unaffiliated holders who will remain as shareholders of the company. Please revise as appropriate.

The statement that the Board of Directors and Strategic Initiatives Committee each adopted the analyses and conclusions contained in the financial opinion has been deleted. The disclosure contained in last paragraph of the section titled "Special Factors - Fairness of the Transaction" on page 14 of the Amended Consent Statement states that the Board of Directors, the Strategic Initiatives Committee and the Medcare Persons did not assign any specific weight to the factors set forth in the sections "Special Factors - Factors in Support of the Reverse/Forward Stock Split" (page 14), "Special Factors - Factors Not in Support of the Reverse/Forward Stock Split" (page 17) and "Special Factors - Other Factors" (page 18) in a formulaic fashion, but each did place special emphasis on the opportunity for minority stockholders to sell their holdings at a premium, as well as the significant cost and time savings for the Company.

The determination of the Board of Directors, the Strategic Committee and the Medcare Persons appearing in the section "Special Factors - Fairness of the Transaction" commencing on page 13 does address the fairness to unaffiliated stockholders who will remain as stockholders of the Company after giving effect to the Reverse/Forward Stock Split. If you are referring to the fairness opinion of the Financial Advisor, the Financial Advisor was only engaged to provide a fairness opinion with respect to the consideration to be paid to Cashed Out Stockholders from a financial point of view. In that regard, additional disclosure has been added in the section "Special Factors - Fairness of the Transaction" commencing on page 13 to state that the fairness opinion rendered by the Financial Advisor was limited to the consideration to be received by

                              JENKENS & GILCHRIST
                           A Professional Corporation

U.S. Securities & Exchange Commission
August 19, 2005
Page 9


Cashed Out Stockholders and did not address the fairness of the transaction in regards to the remaining stockholders.

18. Please provide a discussion of the factors the Board or the Strategic Initiatives Committee considered in determining fairness to explain the extent, if any, to which the fairness determination was based on the factors listed in Instruction 2 to Item 1014 of Regulation M-A, including net book value, going concern value and liquidation value. If any of these factors were disregarded or not considered despite being material, please discuss the reasons why those factors were disregarded or not considered. If any of these factors indicated a higher value than the $0.35 per share to be paid to the unaffiliated shareholders, the discussion should address that difference and include a statement as to the basis for the belief that the transaction is fair despite the difference in value. To the extent the Board did not consider one or more of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, state that and explain why the factor(s) were not deemed material or relevant. See Question and Answer Nos. 20 and 21 of Exchange Act Release No. 34-17719. See Item 1014(b) of Regulation M-A and Questions 20 and 21 in Exchange Act Release No. 17719 (April 13, 1981).

As requested, disclosure has been added in the section titled "Special Factors - Other Factors" on page 18 of the Amended Consent Statement to address the factors listed in Instruction 2 to Item 1014 of Regulation M-A that were not otherwise discussed in the Amended Consent Statement and why they were not relevant or material.

19. In addition, clarify how the Board reached a conclusion that the transaction is procedurally fair in the absence of the procedural safeguards set forth in Items (1014(c), (d) and (e) of Regulation M-A and the lack of appraisal rights. Address this point in light of the fact that all the company's management-related shareholders who will retain their investment in the company are also the affiliates who determined to effectuate the reverse stock split, reject other alternatives and set the price to be paid in lieu of fractional shares.

The section "Special Factors - Fairness of the Transaction" commencing on page 13 of the Amended Consent Statement has been revised to clarify how the Board of Directors reached the conclusion that the transaction is fair in the absence of the procedural safeguards set forth in Item 1014(c), (d) and (e) of the Regulation M-A.

20.  Expand  your   discussion  to  explain  why  this  form  of  going  private transaction is fair to unaffiliated shareholders in light of the competing change of control transactions referenced on page 28.

All of the transactions discussed in the section "The Reverse/Forward Stock Split - Background of the Reverse/Forward Stock Split," other than the

                              JENKENS & GILCHRIST
                           A Professional Corporation

U.S. Securities & Exchange Commission
August 19, 2005
Page 10


Reverse/Forward Stock Split, were capital raising transactions. Therefore, those transactions were not considered in relation to this form of going private transaction. See the responses to Comment Nos. 3 and 14 above.

     Opinion of Financial Advisor, page 16

21. Please file any written materials prepared by Hill Schwartz in connection with its fairness opinion that are not included as exhibits to the filing, including any "board books," draft fairness opinions provided to the Strategic Initiatives Committee or the board of directors and any summaries of presentations made to the Strategic Initiatives Committee or the board of directors. In addition, each presentation, discussion, or report held with or presented by Hill Schwartz, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. In that regard, it appears that the opinion received from Hill Schwartz for the Medcare transaction may be an Item 1015 report.

A draft of the fairness opinion was provided to the Board of Directors of the Company on May 5, 2005. The final fairness opinion contained no material changes from the draft opinion provided to the Board of Directors. As a result, the Company believes that the draft fairness opinion should not be material to its stockholders. Further, the Company no longer has copies of the draft opinion because the Financial Advisor collected all copies of that draft opinion from the members of the Board of Directors following the meeting. No "board books" were provided by the Financial Advisor.

An Addendum to (but not part of) the fairness opinion prepared by the Financial Advisor that was provided to the Board of Directors of the Company has been included and filed as Exhibit (c)(2) to the Amended Schedule. Additionally, per your request, the opinion received from the Financial Advisor with respect to the Medcare transaction has been included as Exhibit (c)(3) to the Amended Schedule.

22. Please expand the description of the Hill Schwartz fairness opinion to include a summary of the instructions or any limitations given to Hill Schwartz by the company or by any other filing regarding the preparation of the report. See Item 1015(b)(6) of Regulation M-A.

As requested, the description of the fairness opinion has been expanded on page 19 of the Amended Consent Statement to state that no instructions, other than as otherwise described, were given to, nor were any limitations imposed upon, the Financial Advisor in rendering its fairness opinion.

                              JENKENS & GILCHRIST
                           A Professional Corporation

U.s. Securities & Exchange Commission
August 19, 2005
Page 11


23. We note the disclosure that the Strategic Initiatives Committee selected Hill Schwartz Spilker Keller LLC to act as financial advisor in connection with the going private transaction, but we also note the disclosure that the Board of Directors had previously selected that firm to act as an advisor in connection with the Medcare transaction and that a fee for a fairness opinion with respect to a going private transaction to be issued within 120 days of the issuance of the fairness opinion relating to the Medcare transaction had already been negotiated. Please revise the disclosure to clarify the method by which the Strategic Initiatives Committee selected Hill Schwartz to act as the financial advisor with respect to the going private transaction, including whether the Strategic Initiatives Committee considered engaging any alternative advisors.

As requested, the disclosure in the section "Opinion of the Financial Advisor" on page 19 of the Amended Consent Statement has been revised to clarify that the Strategic Initiatives Committee did not consider engaging any other advisor and the reasons therefor.

24. We note the disclosure regarding the activities Hill Schwartz conducted in performing its analysis. Please revise the disclosure to clarify which of these activities were conducted in their entirety again after the issuance of the fairness opinion in connection with the Medcare transaction and which activities were conducted on a "bring-down" basis.

As requested, the disclosure on page 20 of the Amended Consent Statement has been revised to clarify the activities that the Financial Advisor conducted in rendering the fairness opinion with respect to the Reverse/Forward Stock Split in light of the recent fairness opinion it rendered in connection with the Medcare transaction.

25.  Please provide the  disclosures  required by Item  1015(b)(4) of Regulation
     M-A.

The Company believes that appropriate disclosure required by Item 1015(b)(4) of Regulation M-A was contained in the section "Opinion of the Financial Advisor" of the Schedule 14A, as previously filed. There are no other material relationships that existed during the past two years, or are mutually understood to be contemplated, between the Company, the Financial Advisor and their respective affiliates, other than those set forth in the section "Opinion of the Financial Advisor" commencing on page 19 of the Amended Consent Statement.

26. We note your reference on page 17, both in the numbered list and in the subsequent paragraph, to information furnished by management, the Board and the Strategic Initiatives Committee to Hill Schwartz. Disclose all of the non-public financial forecasts that were provided and any projections that management helped the advisor to develop. In addition, disclose and quantify (to the extent possible) all material assumptions underlying the forecasts.

With respect to this comment, the Company respectively requests that such disclosure not be required as it believes that information should not be material to stockholders for the reasons set forth below.

                              JENKENS & GILCHRIST
                           A Professional Corporation

U.S. Securities & Exchange Commission
August 19, 2005
Page 12


In order to perform the necessary analyses to determine whether the consideration to be paid to Cashed Out Stockholders was fair, from a financial point of view, the Financial Advisor requested various and numerous materials from the Company. The Financial Advisor specifically requested, among an extensive list of other information, that the Company provide it with forecasts and projections that the Company had prepared, whether or not public and whether or not prepared for a specific transaction. The Company complied with that request, but did not prepare a forecast or projection for the purpose of the Financial Advisor undertaking a discounted cash flow analysis of the Company. The Company instead provided the latest representative financial forecast scenario available at that time. If the Company had not complied with this request and had failed to provide the Financial Advisor with such a financial forecast scenario, the fairness opinion rendered by the Financial Advisor would have been limited in scope.

The financial forecast scenario delivered to the Financial Advisor was prepared by management of the Company in December 2004 and was based upon numerous assumptions made at that time. As previously publicly disclosed, in December of 2004, the Company had ceased all but critical operations due to a lack of funding. The material assumptions that were made in developing the financial forecast scenario at that time included, among others: (1) the significant assumption that the Company would receive a sufficient amount of financing and necessary capital to conduct all of its anticipated operations, (2) the assumption that the Company could restart operations in a timely fashion, (3) the date the Company might obtain U.S. Food & Drug Administration approval to commercialize its principal product in the United States, which is the largest potential market for its principal product, (4) the date when regulatory approval might be obtained in other international markets, (5) the prices to be charged for its principal products, (6) the production and distribution channels and costs for its principal product, (7) the related marketing costs, (8) the size of the new market that might be created as a result of the Company's new technology, (9) the market share that might be obtained for its products relative to other potential competing products, (10) the estimated time frame when the product, currently in development, would be ready for commercial release, independent of regulatory approvals, and (11) a host of other factors that could have a material impact on the financial forecast scenario. Given that the Company's principal product remains under development and is in relatively early stages of review by the U.S. Food and Drug Administration, the unpredictable nature of the regulatory approval process, the numerous conditions and factors beyond the Company's control and the lack of any successful commercial experience whatsoever for its products, the Company respectively submits that such projections are highly speculative and were not prepared with reasonably certainty. In light of the foregoing, the Company has steadfastly avoided any public disclosure of these matters and does not believe that they should be considered to be material due to the highly speculative nature of the assumptions. The Company agreed to provide the financial scenario to the Financial Advisor because the Financial Advisor is a sophisticated entity and was aware of the nature of such assumptions and projections and could properly consider the uncertainty and speculative nature of such information.

                              JENKENS & GILCHRIST
                           A Professional Corporation

U.S. Securities & Exchange Commission
August 19, 2005
Page 13

In March 2005, the Company completed a financing resulting in a change of control of the Company. The Board of Directors has since reconsidered certain product development issues and has effected a revision of the Company's business plan relative to the December 2004 forecast scenario assumptions. Further, in resuming operations and with the passage of time, certain events have transpired to cause certain other assumptions, particularly related to the potential future timing of initial product commercialization, to be reassessed and delayed. As a result of these factors, management of the Company believes that the financial forecast scenario provided to the Financial Advisor may not, at this time, reasonably reflect the projected future financial performance of the Company over the near term periods. Generally, changes to near term assumptions have a material impact, in a discounted cash flow methodology, to the determination of value. In fact, as a result of the factors above, management currently believes that the financial forecast scenario may likely overstate the projected financial performance of the Company in the near term periods. Management firmly believes, even with disclaimers and disclosure of the material assumptions, that disclosure of this financial forecast scenario will create expectations on which stockholders may inappropriately rely, which management clearly intends to avoid.

The Financial Advisor utilized the financial forecast scenario in undertaking a discounted cash flow analysis of the Company. The Financial Advisor is a sophisticated party that can interpret the total mix of information provided it to perform such an analysis, and given the speculative nature of the data, select an appropriate discount rate for such analysis. Generally, public stockholders are likely to give undue weight to projections provided in a SEC filing and, therefore, may potentially and reasonably infer that they were calculated with reasonable certainty.

It is important to note that the discounted cash flow analysis was one of several analyses performed by the Financial Advisor in rendering its fairness opinion. Additionally, the financial forecast scenario provided was a part of extensive materials provided to, or used by, the Financial Advisor in developing their opinion. The Financial Advisor also researched and developed an extensive amount of other industry and financial information not provided by the Company. Given the amount of the information reviewed, and the analyses independently performed by the Financial Advisor in rendering the fairness opinion, the disclosure of the financial forecast scenario may result in the public's undue reliance on the financial forecast scenario rather than the total mix of the information reviewed and considered by the Financial Advisor, as described in the Amended Consent Statement.

Management's belief that the financial forecast scenario may currently overstate the future financial performance of the Company in the near term periods for the reasons described above, however, should not affect the Financial Advisor's conclusions because the Financial Advisor concluded that the consideration to be paid to the Cashed Out Stockholders was fair from financial point of view based upon that financial forecast scenario, which with current information, are considered by management to likely reflect a higher future financial performance of the Company in the near term periods.

                              JENKENS & GILCHRIST
                           A Professional Corporation

U.S. Securities & Exchange Commission
August 19, 2005
Page 14


Based upon the foregoing and, specifically, the speculative and uncertain nature of the financial forecast scenario, the Company respectfully submits that the financial forecast scenario should not be considered to be material to stockholders and requests that it not be required disclosure in the Amended Consent Statement.

27. In addition, please expand the numbered list on page 17 to set forth in greater detail the types of information that Hill Schwartz considered.

As requested, the numbered list commencing on page 20 of the Amended Consent Statement has been expanded to set forth in greater detail the types of information that the Financial Advisor considered.

     Analysis of the Financial Position of the Company, page 18

28. Please revise to clarify the relevance of this analysis to the proposed going private transaction. In addition, please quantify each element of the analysis.

As requested, revisions have been made commencing on page 21 of the Amended Consent Statement to clarify the relevance of this analysis to the proposed transaction and to quantify each element of such analysis.

     Comparable Go Private Premium Analysis, page 19

29. Please expand your disclosure to identify the comparable companies, and indicate why they were deemed comparable.

As requested, additional disclosure has been included in the Amended Consent Statement, which commences on page 22, to identify the comparable companies and to indicate why they were deemed to be comparable.

     Precedent Transactions Analysis, page 21

30. Please revise to clarify the relevance of this analysis to the proposed going private transaction.

As requested, revisions have been made commencing on page 25 of the Amended Consent Statement to clarify the relevance of this analysis to the proposed transaction.

                              JENKENS & GILCHRIST
                           A Professional Corporation

U.S. Securities & Exchange Commission
August 19, 2005
Page 15


     Discounted Cash Flow Analysis, page 21

31. Please revise to clarify the relevance of this analysis to the proposed going private transaction. In addition, please clarify how the advisor determined the growth and discount rates.

As requested, revisions have been made commencing on page 26 of the Amended Consent Statement to clarify the relevance of this analysis to the proposed transaction and to clarify how the Financial Advisor determined the growth and discount rates.

     Proposal No. 1 - Reverse/Forward Stock Split, page 26

     Background of the Reverse/Forward Stock Split, page 27

32.  To the extent practical, provide the date of every meeting referenced.

As requested, the section "The Reverse/Forward Stock Split - Background of the Reverse/Forward Stock Split" commencing on page 34 of the Amended Consent Statement has been revised to include the dates of each meeting referenced to the extent practicable.

33. Expand your discussion of the background of the reverse stock split to describe all meetings negotiations, contacts, etc., among board members, executive officers and management. Identify the participants in and initiator of each negotiation or contact, and revise your discussion of those meetings to provide the reader with more of a sense of the content of those discussions. Please revise to address the following examples, which are not intended to be an exhaustive list:

     o    indicate when the Board first began to consider its alternatives;

     o disclose who first proposed the possibility of going private and when this occurred;

     o explain when, how and with whom the subject of the going private transaction was discussed with Medcare;

     o discuss why the Board ultimately chose to pursue a transaction with Medcare rather than the other potential investor; and

     o clarify whether either investor required that the company pursue a going private transaction.

As requested, the disclosure contained in the section "The Reverse/Forward Stock Split - Background of the Reverse/Forward Stock Split" commencing on page 34 of the Amended Consent Statement has been expanded and revised to describe the various meetings. The Company has assumed that the SEC does not desire a list of

                              JENKENS & GILCHRIST
                           A Professional Corporation

U.S. Securities & Exchange Commission
August 19, 2005
Page 16


each board member attending each meeting, rather a description of what occurred at that meeting and any discussions the Board of Directors had with those who are not members of the Board of Directors. Additionally, the revised disclosure addresses your examples, among other items.

     Stock Certificates, page 31

34. Please revise your proxy statement in an appropriate location to disclose the approximate length of time between the time that the Transfer Agent receives a letter of transmittal in proper form and the stock certificate(s) and the date on which the submitting stockholder will receive their cash payment. Please also clarify whether stockholders will receive interest on the cash payments from the effective date of the reverse stock split and the rate of that interest, if any.

As requested,  disclosure has been added to the section "The Reverse/Stock Split
- Stock Certificates" appearing on page 37 of the Amended Consent Statement to state that the Company anticipates that the Transfer Agent will disburse the amount payable to Cashed Out Stockholders within three weeks of the effective date of the Reverse/Forward Stock Split, subject to its receipt of a letter of transmittal in proper form and corresponding stock certificate(s). This statement is also contained in the section "Proposal No. 1 - Reverse Stock Split
- Summary and Structure of the Reverse Stock Split" on page 31 of the Amended Consent Statement.

Additionally, consistent with the disclosures made elsewhere in the Amended Consent Statement, a statement has been added on page 37 to clarify that Cashed Out Stockholders will not receive any interest on the cash payments owed to them as a result of the Reverse/Forward Stock Split.

     Material Federal Tax Consequences, page 32

35. Revise this disclosure to eliminate the reference to it being a "summary" and "not intended as tax advice." We believe this statement might suggest that stockholders may not rely on the description of material tax consequences included in the document.

As requested, the section titled "Material Federal Income Tax Consequences," commencing on page 38 of the Amended Consent Statement, has been revised to eliminate the references to it being a "summary" and "not intended as tax advice."

                              JENKENS & GILCHRIST
                           A Professional Corporation

U.S. Securities & Exchange Commission
August 19, 2005
Page 17


     Stock Ownership, page 42

36. Please add a column to each of the tables presented in this section to disclose the beneficial ownership of shares taking into consideration the effects of the reverse/forward stock split transactions Refer to Item 1013(d) of Regulation M-A.

As requested, columns have been added to each of the tables appearing on pages 49 and 51 of the Amended Consent Statement to reflect the beneficial ownership of shares of Company common stock after giving effect to the Reverse/Forward Stock Split.

     Special Note Regarding Forward-Looking Statements, page 46

37. Please revise to eliminate the references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 as those statutory safe harbors adopted as part of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a going private transaction.

As requested,  the  references to Section 27A of the  Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934 have been deleted from the Amended Consent Statement.

38. Delete the statement that you "undertake no obligation to publicly update any forward looking statements." In the alternative, explain how this position is consonant with your disclosure obligations under the Federal Securities laws.

As requested, the statement "We undertake no obligation to update or revise these forward-looking statements, whether to reflect events or circumstances after the date initially filed or published, to reflect the occurrence of unanticipated events or otherwise" has been deleted from the Amended Consent Statement.

     Form 10-KSB for the fiscal year ended December 31, 2004

     Note 6 - Separation and Consulting Agreement, page F-20

39. We note in February 2003, the company entered into a separation and consulting agreement with its founder and former Chief Scientist for a maximum term of five years in the total amount of $1,750,000. From the disclosure, it appears that the company recorded the present value of the future payments of $1,750,000 and allocated the present value of $1,557,625 to each of the four categories listed in note 6--prepaid consulting payments, prepaid research and development, non-compete agreement and severance costs. Tell us the following in regards to such allocation:

                              JENKENS & GILCHRIST
                           A Professional Corporation

U.S. Securities & Exchange Commission
August 19, 2005
Page 19


     o    how the value assigned to the non-compete covenant was determined;

     o why the company recorded the present value of the entire consulting agreement in February 2003, the date to which the agreement was signed;

     o why was the value of the consulting services to be provided over the next four years reflected as a prepaid asset and not expensed as the services are provided over the term of the consulting agreement; and

     o if the severance payments of $472,261 were paid to Dr. Schachar on the date the separation and consulting agreement was signed and therefore, no future services of Dr. Schachar was to be provided in exchange for the severance payments, tell us why these severance payments were not expensed immediately.


     Cite the accounting guidance that the company relied upon.

As to the fourth item above, the Company did expense the portion of the total contractual payments related to severance payments immediately on the effective date of the resignation of Dr. Schachar, March 6, 2003. The amount was included in "salary and related expense" for the year ended December 31, 2003. As noted in the footnote, the total expense in connection with the separation and consulting agreement for 2003 was $831,650, which included the $472,261 of severance expense. No lump sum payment equal to the severance amount was made. Rather, the contractual payments under the agreement were $550,000 payable monthly for the first year, $400,000 payable monthly for the second year and $800,000 payable monthly (with quarterly adjustments) over the remaining two to three years of the agreement. The payments to be made after the effective date of the contract included amounts for all items noted in the footnote - severance payments, consulting fees, research and development and non-compete. The agreement did not specify the payments as to any particular item.

As to the first item above, the Company estimated the fair value of the non-compete component of the separation and consulting agreement as follows:

     o Under Dr. Schachar's then current employment agreement, which had two more months before its expiration, Dr. Schachar was to receive $600,000 for a three year non-compete agreement. The Company estimated that the implied value of $200,000 per year for the then current non-compete continued to represent the current value; therefore, the Company valued the base four year non-compete (the minimum term of the agreement) at $800,000.

                              JENKENS & GILCHRIST
                           A Professional Corporation

U.S. Securities & Exchange Commission
August 19, 2005
Page 19


     o In addition to the standard non-compete clauses envisioned in Dr. Schachar's then current employment agreement, this agreement added clauses covering non-disclosure, confidentiality and non-disparagement. The Company estimated the value of these additional clauses at $37,500 per year or a total of $150,000. The value was an estimate of the costs that would have been incurred monitoring Dr. Schachar's speeches, writings and other activities, including the involvement of our legal counsel to interact with Dr. Schachar concerning these matters, over the next four years if these clauses had not been added to the agreement.

     o Therefore, the Company estimated the fair value of the non-compete agreement, including the additional clauses discussed above, to be $950,000. Using the relative fair values to determine the value to assign to each of the components of the separation and consulting contract based on the present value of the future stream of payments and other assets transferred to Dr. Schachar, the initial fair value of the non-compete component was determined to be $781,134.

As to the second item above, the Company considered whether to record a liability for the total contractual amount of the agreement and whether to record that liability at its present value. The Company concluded that a liability for the entire amount of the separation and consulting agreement of $1,750,000 should be recorded because it considered the total payments as a fixed and probable liability that had been incurred. The additional considerations in reaching this conclusion are summarized below.

A portion of the separation and consulting agreement represented severance expense that should be expensed immediately as it would provide no future benefit to the Company. While the expense was immediate, the payment of that amount would not be made immediately but over the life of the agreement as part of the contractual payments required by the agreement. The fair value expensed was the value of the portion of the future payments to be made under the agreement that represented the severance payment. A liability for the portion of future payments representing severance payments had to be booked at the effective date of the contract, March 6, 2003.

SFAS No. 142 "Goodwill and Other Intangible Assets", paragraph 9, requires that an intangible asset that is acquired either individually or with a group of other assets (not those acquired in a business combination) shall be initially recognized and measured based on its fair value. The non-compete agreement with Dr. Schachar was effective on March 6, 2003. On that effective date, the Company obtained an intangible asset, the non-compete agreement, in return for its promise to make future payments for the non-compete and the other items noted in footnote 6. The fair value of the non-compete agreement was computed as explained above. Under SFAS No. 142, the Company was required to book an asset with an offset to a liability for the future payments for the intangible asset at the effective date of the contract, March 6, 2003.

                              JENKENS & GILCHRIST
                           A Professional Corporation

U.S. Securities & Exchange Commission
August 19, 2005
Page 20


Therefore, there would have been a liability for these two items regardless of the accounting for the remaining items (discussed below). The severance expense and the value of the non-compete component represented $1,253,000 of the total liability the Company booked.

The remaining $305,000 of the total liability the Company had incurred represented primarily the consulting to be performed over the term of the agreement, whereby Dr. Schachar agreed to provide his expertise in defending the Company's patents should the need arise, and, to a lesser degree, research and development over the next two years on a device he was developing to treat age-related macular degeneration, for which the Company held the United States patents.

A liability has three essential  characteristics (per FASB Concept Statement No.
6) - (a) it embodies a present duty or responsibility to one or more entities that entails settlement by probable future transfer or use of assets at a specified or determinable date, on occurrence of a specified event, or on demand, (b) the duty or responsibility obligates a particular entity, leaving it little or no discretion to avoid the future sacrifice, and (c) the transaction or other event obligating the entity has already happened. The Company believes that the agreement meets all these terms. A liability to Dr. Schachar by the Company for a set amount to be paid regardless of the Company's future determination of the value or the need of those services was triggered by the March 6, 2003 merger and private placement. If the Company decided it did not need these services in the future, it would not change the amount due Dr. Schachar. For example, during 2004, the Company decided to no longer pursue the development of the device to treat age-related macular degeneration and wrote off the balance of this prepaid asset of $12,000, as noted in the footnote. However, the payments to be made in the future to Dr. Schachar under the contract were unchanged.

In addition, because the agreement between Dr. Schachar and the Company did not allow either party to terminate the contract (other than for violation of the terms of the contract), the contract would remain a liability of the Company even if the Company no longer required the services of Dr. Schachar. In addition, Dr. Schachar obtained a security interest in certain patents or patent applications to ensure payment of the full amount due him under the agreement. The Company's view was that the agreement could be considered the purchase of certain assets and the payment of severance expense by the issuance of the equivalent of a secured note; the items being purchased were those assets and expenses as listed in note 6. On that basis, the Company believed that the whole amount due under the agreement, including the amounts for consulting and research and development, should be booked as a liability at is inception.

Based on the above facts and circumstances, the Company believed the correct accounting for the separation and consulting agreement was to book a liability for the total amount of $1,750,000 due under the contract.

                              JENKENS & GILCHRIST
                           A Professional Corporation

U.S. Securities & Exchange Commission
August 19, 2005
Page 21


The Company recorded the total contractual liability at its present value based on APB 21 "Interest on Receivables and Payables". The principles discussed in APB 21 apply to contractual obligations to pay money on fixed or determinable dates, whether or not there is any stated interest. APB 21 refers to these obligations as "notes" for simplicity. A "note" exchanged for property, goods or service represents two elements: (1) the principal amount and (2) an interest factor to compensate for the use of funds over the life of the "note". "Notes" so exchanged are accordingly valued and accounted for at the present value of the consideration exchanged at the date of the transaction.

The Company believes the amount to be paid under the agreement meets the requirements of APB 21 to be accounted for at its present value. The schedule of the payments under the agreement was negotiated in lieu of an immediate settlement and implicitly included an interest factor to compensate Dr. Schachar for the fact that he was not receiving those funds as a lump-sum on March 6, 2003.

In addition, in SFAS No. 141 "Business Combinations", paragraph 37, the accounting for liabilities assumed in a business combination is described. The SFAS states that a purchased liability would be recorded at the present value of that liability that was assumed or arose as part of the purchase. While this agreement might not be a purchase liability, the SFAS indicates that present value accounting for liabilities assumed is appropriate.

Based on the above, the Company believed that valuing the future stream of payments at its present value was the correct accounting under GAAP.

As to the third item above, the Company recorded a prepaid asset of $247,000 for the consulting services based on the considerations discussed above. Since the Company booked a liability for the total contractual amount of the separation and consulting agreement, the prepaid asset was an offset to the liability the Company was required to book. In addition, the total amount the Company will expense for the amortization of the prepaid asset is the same as the amount the Company would book if it expenses the portion of each payment to Dr. Schachar, which represents the consulting component of the agreement, as it is paid. Therefore, there is no difference in the statement of operations, except that part of the consulting payment is classified as interest expense due to the fact the liability was booked at its present value. The total amount expensed over the life of the agreement is the same whether the consulting component was booked at its present value as a prepaid asset and amortized over its useful life or expensed as paid.

                              JENKENS & GILCHRIST
                           A Professional Corporation

U.S. Securities & Exchange Commission
August 19, 2005
Page 22


The requested written acknowledgments of the Company are attached to this letter.

If any members of the staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-4157.

                                           Very truly yours,


                                           /s/ Corey G. Prestidge
                                           -----------------------------------
                                           Corey G. Prestidge

CGP:cgp/ka
Enclosures
cc/encl.:         Mr. Timothy Buchmiller
                  Securities and Exchange Commission

                  Mr. Mark A. Cox
                  Mr. Steven N. Shapu
                  Refocus Group, Inc.

                  Mr. Mark Lancaster
                  Deloitte & Touche LLP

                  Mr. Robert W. Dockery
                  Jenkens & Gilchrist, a Professional Corporation

[GRAPHIC OMITTED]
                    10300 North Central Expressway, Suite 104, Dallas, TX 75231
                   Atlanta Office:  927 Carter Drive NE, Atlanta, GA 30319-1049
                                              (P) 214.368.0200 (F) 214.368.0332

August 19, 2005

U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

     Re:  Refocus Group, Inc. - Response to Comment Letter dated July 15, 2005

Ladies and Gentlemen:

Refocus Group, Inc., a Delaware corporation (the "Company"), hereby acknowledges that the adequacy and accuracy of the disclosure in the Schedule 13E-3 and
Schedule 14A (collectively, the "Filings") of the Company is the responsibility of the Company. The Company further acknowledges that comments from, or changes to the disclosure in the Filings in response to comments from, the staff of the Securities and Exchange Commission does not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings, and the Company represents that it will not assert this as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.



                               Very truly yours,

                               REFOCUS GROUP, INC.



                               By:      /s/ MARK A. COX
                               ---------------------------------------------
                               Name:    Mark A. Cox
                               Title:   Chief Financial Officer